11 May 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 5 May 2026 to 8 May 2026 it purchased through J.P. Morgan Securities plc a total of 2,594,000 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
05/05/2026	619,000	2764	2655	2707.0793
06/05/2026	624,000	2714	2582	2661.6737
07/05/2026	636,000	2542	2443	2471.9592
08/05/2026	715,000	2485	2446	2465.0951

Following the settlement of the above transactions, RELX PLC holds 52,390,577 ordinary shares in treasury, and has 1,776,062,379 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 48,282,705 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/8360D_1-2026-5-11.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66